UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                    Under The Securities Exchange Act Of 1934

                               (Amendment No. 2)*


                              JK Acquisition Corp.
             ------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    47759H106
             ------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP No. 47759H106                    13G/A                  Page 2 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            D.B. Zwirn & Co., L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 47759H106                    13G/A                  Page 3 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            D.B. Zwirn Special Opportunities Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            CO
--------------------------------------------------------------------------------

CUSIP No. 47759H106                    13G/A                  Page 4 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            D.B. Zwirn Special Opportunities Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 47759H106                    13G/A                  Page 5 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            DBZ GP, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 47759H106                    13G/A                  Page 6 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Zwirn Holdings, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 47759H106                    13G/A                  Page 7 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Daniel B. Zwirn
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 47759H106                    13G/A                  Page 8 of 11 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on October 2, 2006, as amended by Amendment No. 1 filed on February 6, 2007 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.001 per share (the "Shares") of JK Acquisition Corp., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates 4 and 5 in their entirety as set forth below.


Item 4. Ownership

(a)  Amount Beneficially Owned

        As of December 31, 2007, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn may each have been deemed the beneficial owner of (i) 540,669 Shares owned by D.B. Zwirn Special Opportunities Fund, L.P. and
(ii) 855,016 Shares owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds").

        As of the date of this filing, (i) D.B. Zwirn & Co., L.P., (ii) DBZ GP, LLC, (iii) Zwirn Holdings, LLC, (iv) Daniel B. Zwirn, (v) D.B. Zwirn Special Opportunities Fund, L.P. and (vi) D.B. Zwirn Special Opportunities Fund, Ltd. no longer beneficially own any Shares (each entity referred to in (v) through (vi) is herein referred to as a "Fund" and, collectively, as the "Funds").

        D.B. Zwirn & Co., L.P. is the manager of each of the Funds, and consequently has voting control and investment discretion over the Shares held by each of the Funds. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn disclaims beneficial ownership of the Shares held by the Funds.

(b)  Percent of Class

        Based upon the Issuer's Definitive Proxy Statement on Schedule 14A filed on December 3, 2007, there were 16,516,667 Shares outstanding as of November 30, 2007. Therefore as of December 31, 2007, (i) D.B. Zwirn Special Opportunities Fund, L.P. owned approximately 3.27% of the outstanding Shares, (ii) D.B. Zwirn Special Opportunities Fund, Ltd. owned approximately 5.18% of the outstanding Shares and (iii) each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may have been deemed to beneficially own 8.45% of the outstanding Shares. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person.

        As of the date of this filing, (i) D.B. Zwirn & Co., L.P., (ii) DBZ GP, LLC, (iii) Zwirn Holdings, LLC, (iv) Daniel B. Zwirn,(v) D.B. Zwirn Special Opportunities Fund, L.P. and (vi) D.B. Zwirn Special Opportunities Fund, Ltd. no longer beneficially own any Shares.


(c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:

              See Item 4(a)

        (ii)  Shared power to vote or to direct the vote

              See Item 4(a)

        (iii) Sole power to dispose or to direct the disposition of

              See Item 4(a)

CUSIP No. 47759H106                    13G/A                  Page 9 of 11 Pages


(iv)  Shared power to dispose or to direct the disposition of

              See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Exhibits:

Exhibit I: Power of Attorney for Daniel B. Zwirn dated November 7, 2007.

CUSIP No. 47759H106                   13G/A                  Page 10 of 11 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 22, 2009

D.B. ZWIRN SPECIAL OPPORTUNITIES        D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                              FUND, LTD.
By: D.B. Zwirn & Co., L.P.              By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                        By: DBZ GP, LLC,
    its General Partner                     its General Partner
By: Zwirn Holdings, LLC,                By: Zwirn Holdings, LLC,
    its Managing Member                     its Managing Member

ZWIRN HOLDINGS, LLC                     D.B. ZWIRN & CO., L.P.
                                        By: DBZ GP, LLC,
                                            its General Partner
DBZ GP, LLC                             By: Zwirn Holdings, LLC,
By: Zwirn Holdings, LLC,                    its Managing Member
    its Managing Member


                        By: /s/ Lawrence D. Cutler
                            ------------------------
                        Name: Lawrence D. Cutler
                        Title: Authorized Signatory



/s/ Lawrence D. Cutler
---------------------------------------
LAWRENCE D. CUTLER, as Attorney-in-Fact
for Daniel B. Zwirn

CUSIP No. 47759H106                   13G/A                  Page 11 of 11 Pages


                                    EXHIBIT I

                                POWER OF ATTORNEY


The undersigned hereby appoints David C. Lee and Lawrence D. Cutler, or either of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by D.B. Zwirn & Co., L.P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of David C. Lee and Lawrence D. Cutler, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule l3Ds, Schedule l3Gs, Forms 3, Forms 4, or Forms 5 unless revoked earlier in writing.

Date:                                         November 7, 2007

                                              /s/ Daniel B. Zwirn
                                              ---------------------------
                                              Daniel B. Zwirn